SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of foreign private issuer pursuant to rule 13a-16 or 15d-16 of the securities exchange act of 1934

For the month of November 2015

Commission File Number 1-15224

ENERGY COMPANY OF MINAS GERAIS

(Translation of Registrant’s Name Into English)

Avenida Barbacena, 1200

30190-131 Belo Horizonte, Minas Gerais, Brazil

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                 Form  40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                 No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Index

Item	Description of Item
1.	Summary of Principal Decisions of the 645th Meeting of the Board of Directors Held on September 11, 2015
2.	Market Notice Dated September 11, 2015: Cemig in Dow Jones Sustainability Index for 16th year running
3.	Material Announcement Dated September 21,2015: Closing Wind Assets – First Phase
4.	Summary of Minutes of the 646th Meeting of the Board of Directors Held on September 24, 2015
5.	Market Notice Dated October 8, 2015: On news reporting of a Cemig D issue
6.	Summary of Principal Decisions of the 647th Meeting of the Board of Directors Held on October 9, 2015
7.	Market Notice Dated October 22, 2015: Notice of reduction of holding below 5%
8.	Market Notice Dated November 9, 2015: Cemig recognized among Latin American leaders on climate change
9.	Earnings Release – 3Q 2015 Results
10.	3Q 2015 Results – Presentation

FORWARD-LOOKING STATEMENTS

This report contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. Actual results could differ materially from those predicted in such forward-looking statements. Factors which may cause actual results to differ materially from those discussed herein include those risk factors set forth in our most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission. CEMIG undertakes no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof, and claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

Date: November 19, 2015	By:	/s/ Fabiano Maia Pereira
	Name:	Fabiano Maia Pereira
	Title:	Chief Officer for Finance and Investor Relations

1. SUMMARY OF PRINCIPAL DECISIONS OF THE 645TH MEETING OF THE BOARD OF DIRECTORS HELD ON SEPTEMBER 11, 2015

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

Meeting of September 11, 2015

SUMMARY OF PRINCIPAL DECISIONS

At its 645th meeting, held on September 11, 2015, the Board of Directors of Cemig (Companhia Energética de Minas Gerais) decided the following:

1.	Datacenter Project / Re-ratification of Board Spending Decision (CRCA).

2.	Signature of amendments to service contracts with law offices, and re-ratification of CRCA.

3.	Cancellation of:

(a)	convocation to Extraordinary General Meeting of Stockholders of October 6, 2015; and

(b)	orientation of vote in Extraordinary General Meetings of Stockholders of Cemig D and Cemig GT.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

2. MARKET NOTICE DATED SEPTEMBER 11, 2015: CEMIG IN DOW JONES SUSTAINABILITY INDEX FOR 16TH YEAR RUNNING

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MARKET NOTICE

Cemig in Dow Jones Sustainability Index for 16th year running

Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, in accordance with CVM Instruction 358 of January 3, 2002, as amended, hereby informs the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (BM&F Bovespa S.A.) and the market in general, as follows:

Cemig has again been selected for inclusion in the Dow Jones Sustainability World Index (the “DJSI World”), for 2015–16. This is its 16th consecutive year in this index.

•	It has been included every year since the DJSI World was created in 1999.

This year’s index includes 317 companies from 26 countries, chosen from among 2,500 companies in 59 industrial sectors.

•	We see 16 consecutive years in this index as continuing recognition of Cemig’s determination to maintain its sustainable growth, motivated by creation of value for stockholders, employees and suppliers, and the well-being of society.

•	We believe that Cemig has established a position as one of the most sustainable companies in the world – reflecting its vision of the future, and its commitment to best corporate governance practices.

We attribute the achievement to Cemig’s unfailing efforts – continually improving its corporate sustainability practices, while prospecting and establishing new businesses, and creating long-term value for its stockholders.

For more on the DJSI World index, see > www.sustainability-indexes.com.

Belo Horizonte, September 11, 2015.

Fabiano Maia Pereira

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

3. MATERIAL ANNOUNCEMENT DATED SEPTEMBER 21,2015: CLOSING WIND ASSETS – FIRST PHASE

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MATERIAL ANNOUNCEMENT

In continuation of the information given in the Material Announcements of May 7 and July 16 of this year and Market Notice of July 31 of this year, Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, in accordance with CVM Instruction 358 of January 3, 2002, as amended, hereby informs the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (BM&F Bovespa S.A.) and the market in general, as follows:

On September 19, 2015 Cemig’s affiliated company Renova Energia and on September 21, 2015, Cemig’s affiliated company Light S.A. published the following Material Announcement:

“Renova Energia S.A. (RNEW11) (“Renova” or “Company”), the biggest company in terms of renewable energy contracted installed capacity in Brazil, in accordance to Instruction CVM No. 358/2002, as amended, informs to shareholders and the market in general that, in addition to the material fact disclosed on May 7, 2015, and on July 15, and the disclosure to the market on July 7, 2015, that the closing of the first phase of the transaction with TerraForm Global, Inc. (“TerraForm Global”) has occurred on this date, in connection with the wind power operational assets of the Bahia and Salvador projects, as described below:

(i) Sale of the Bahia Project assets, comprising five wind farms that commercialized power in the LER 2009, with 99.2MW installed capacity, for the value (equity value) of R$ 451 million, by way of payment in cash on this date; and

(ii) Swap of the shares of subsidiaries of the Company that are the controlling shareholders of the Salvador Project assets, comprising nine wind farms that commercialized power in the LER 2009, with 195.2MW installed capacity, for the value (equity value) of R$ 1.026 billion, for 20,327,499 Class A common shares of TerraForm Global, being the share price of the initial public offering (IPO) of TerraForm Global (i.e. US$15.00 per share) the basis for the swap.

It is important to highlight that (a) a portion of the funds received by Renova as a result of the sale of the assets of the Bahia Project and (b) a portion of the TerraForm Global shares received by Renova due to the swap of the Salvador Project assets are currently deposited in an escrow account or subject to similar contractual arrangements in compliance with certain contractual obligations.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

The parties have also entered into an agreement providing for a (i) put option for Renova , which may be financially settled and a (ii) call option for SunEdison, Inc. (“SunEdison”), which may be financially settled, pursuant to which, following March 31, 2016 (1) Renova shall have the option to put to SunEdison up to 7 million TerraForm Global shares and (2) SunEdison shall have the option to call from Renova, up to 7 million TerraForm Global shares. The effective price upon exercise of the put or call option will be R$50.48 or US$15.00 per share, as such price per share shall be reduced, but not increased, by an agreed upon exchange rate formula.

Finally, the Company informs its shareholders that the closing of the sale of the Espra projects (three small hydroelectric contracted under PROINFA, with 41.8MW installed capacity) to TerraForm Global is currently subject to the fulfilment of certain conditions by the parties, including regulatory approvals.

Further clarifications on the Transaction may be discussed with the Company.”

Belo Horizonte, September 21, 2015.

Fabiano Maia Pereira

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

4. SUMMARY OF MINUTES OF THE 646TH MEETING OF THE BOARD OF DIRECTORS HELD ON SEPTEMBER 24, 2015

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

SUMMARY OF MINUTES

OF THE

646TH MEETING

Date, time and place:	September 24, 2015, at 4 p.m., at the Company’s head office.
Meeting Committee:	Chair: José Afonso Bicalho Beltrão da Silva;
Secretary: Anamaria Pugedo Frade Barros

Summary of proceedings:

I	Conflict of interest: The Board Members listed below stated that they had no conflict of interest with the matters on the agenda of the meeting.

II	The Board approved the minutes of this meeting.

III	The Board authorized:

a)	Provision of a surety guarantee by the Company for the Fifth Issue of Promissory Notes by Guanhães Energia S.A. (‘Guanhães Energia’, or ‘the Issuer’), through a non-joint, partial guarantee on the printed Notes, in proportion to the interest held by Cemig GT in Guanhães Energia, with the following characteristics:

Issuer:	Guanhães Energia.
Lead Manager:	A financial institution of the Brazilian securities distribution system, to be contracted to intermediate and coordinate the issue of the Notes (‘the Lead Manager’).
Surety guarantee:	The Commercial Promissory Notes and all the obligations under them shall have the partial and non-joint surety guarantee of Cemig and of Light S.A. (‘Light’), together named the Guarantors, in the proportion of the equity interests in the Issuer, of 49% and 51%, respectively held by Cemig GT and Light Energia S.A., through a guarantee stated on the printed Notes. The surety, which will be given irrevocably, will be for the principal and all the accessory debt, with arrears interest, contractual and/or arrears penalty payments and other additions, including such costs provenly incurred by holders of Notes arising from proceedings, procedures and other measures in court or otherwise as are necessary for protection of the rights related to the Notes. The surety shall remain in effect until full compliance by the Issuer with all its obligations arising from the issue of the Notes.
Use of proceeds:	Payment of debt under the Fourth Issue of Promissory Notes.
Volume of the Issue:	Up to two hundred and four million Reais.
Number of series:	Two Series.
Nominal Unit Value:	Two million Reais, on the Issue Date (‘the Nominal Unit Value’).
Quantity:	Up to one hundred and two Commercial Promissory Notes, comprising up to thirty Commercial Promissory Notes of the First Series and up to seventy two Commercial Promissory Notes of the Second Series.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Placement procedure and regime:	The Notes shall be the subject of a public offer for distribution, with restricted distribution efforts, under Law 6385/1976 as amended, and CVM Instruction 476/2009, under the regime of firm guarantee of placement in relation to the totality of the Notes, to be provided by the Lead Manager under the Contract for Public Distribution of the Notes, exclusively through the Asset Distribution Module (Módulo de Distribuição de Ativos, or MDA), managed and operated by Cetip (Cetip S.A. – Mercados Organizados), the target public being professional investors as defined in specific regulations, under Article 2 of CVM Instruction 476/2009.
Issue Date:	Date of the effective subscription, and payment of subscription, of the Notes, as specified on the physical Notes (‘the Issue Date’).
Maturity Period:	Up to ninety days from the Issue Date for the Notes of the First Series and up to one hundred and eighty days from the Issue Date for the Notes for the Notes of the Second Series, subject to the eventualities for Early Maturity or Optional Early Redemption, whichever is earlier.
Remuneration:	The nominal unit value of the Notes will not undergo monetary updating.
The Notes of both the First and the Second Series will pay remuneratory interest equal to, respectively, 114% and 115% of the daily average of the over extra-grupo Interbank Deposit (Depósitos Interfinanceiros, or DI) Rate, expressed in the form of percentage per year, on the two hundred fifty two business days basis, calculated and published daily by Cetip in its daily bulletin available on its website (http://www.cetip.com.br).
The Remuneration will be calculated on an exponential and cumulative basis, pro rata temporis, by business days elapsed, on the Nominal Unit Value of each Promissory Note, from the Issue Date up to the Remuneration Payment Date, according to the criteria set out in the Cetip Manual of Formulas for Notes and Bonds (‘Cetip21’) – which is available for consultation as stated above.
These criteria will be printed on the physical Notes of the First Series and of the Second Series.
Payment of the Remuneration:	In a single payment, on the Maturity Date, or on the Date of Optional Early Redemption, or on the date of early maturity of the Promissory Notes occurring as a result of any of the Default Events described on the printed Notes.
Amortization of the Nominal Unit Value:	On the same date as the Payment of the Remuneration.
Renegotiation:	None.
Optional early redemption:	The Issuer may, under Paragraphs 3 to 5 of Article 5 of CVM Instruction 566/2015, at its own exclusive option, effect total or partial early redemption of the Promissory Notes of the First or Second Series in circulation at any time, by payment of the Nominal Unit Value plus the Remuneration of the First Series or of the Second Series, as the case may be, calculated pro rata temporis from the Issue Date up to the date of actual payment, in accordance with the legislation from time to time in force, without payment of any premium to the holders of the Notes.
Place of Payment:

(a)    For Notes held in electronic custody at Cetip: in accordance with the procedures of Cetip;

(b)    for holders of the Notes that are not linked to that system: at the Issuer’s head office or in accordance with the procedures of the Mandated Bank, as applicable.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Extension of periods:	If the date of maturity of an obligation coincides with a day that is not a banking business day in the city of Ipatinga, Minas Gerais and in the city of São Paulo, São Paulo state, the date of payment of any obligation of the Issuer under the Notes shall be deemed automatically postponed to the next business day, without any addition to the amount to be paid, except in cases where the payment is to be made through Cetip, in which case the extension will take place only when the date of the payment coincides with a Saturday, Sunday or declared national public holiday.
Arrears charges:

In the event of non-punctuality in the payment of any amount payable to the holders of the Notes, the debits in arrears shall be subject to: an irreducible, compensatory, contractually agreed penalty payment, of 2%; and

non-compensatory arrears interest at the rate of 1% per month or fraction thereof, both calculated on the amount due and unpaid, from the date of default until the date of actual payment, independently of advice, notification or interpolation through the courts or otherwise.

b)	Signature of the legal instruments necessary for making the above-mentioned surety guarantee – in the form of partial non-joint surety guarantee by Cemig and by Light in the proportion of their interests in the share capital of the issuer, respectively of 49% and 51% – effective in such a way that the guarantee is existing, valid and efficacious for as long as any obligation to be assumed by Issuer has not been complied with.

c)	Practice of all the acts necessary to put the above decisions into effect.

IV	Comment: The Chair spoke on a subject of interest to the Company.

The following were present:

Board members:

José Afonso Bicalho Beltrão da Silva,

Mauro Borges Lemos,

Allan Kardec de Melo Ferreira,

Arcângelo Eustáquio Torres Queiroz,

Guy Maria Villela Paschoal,

Helvécio Miranda Magalhães Junior,

José Henrique Maia,

José Pais Rangel,

Marco Antônio Soares da Cunha Castello Branco,

Nelson José Hubner Moreira,

Saulo Alves Pereira Junior,

Antônio Dirceu Araujo Xavier,

Bruno Magalhães Menicucci,

Marina Rosenthal Rocha,

Tarcísio Augusto Carneiro,

Carlos Fernando da Silveira Vianna,

José Augusto Gomes Campos,

Luiz Guilherme Piva,

Samy Kopit Moscovitch,

Wieland Silberschneider;

Secretary:	Anamaria Pugedo Frade Barros.

(Signed) Anamaria Pugedo Frade Barros

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

5. MARKET NOTICE DATED OCTOBER 8, 2015: ON NEWS REPORTING OF A CEMIG D ISSUE

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MARKET NOTICE

On news reporting of a Cemig D issue

Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, in accordance with CVM Instruction 358 of January 3, 2002, as amended, hereby informs the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (BM&F Bovespa S.A.) and the market in general, as follows:

On today’s date Cemig’s wholly-owned subsidiary Cemig Distribuição S.A. (‘Cemig D’) published the following market announcement:

“	In relation to news published in the media of the possibility of raising of funding in the investor market, Cemig Distribuição S.A. (‘Cemig D’), a listed company, acting in accordance with CVM Instruction 358 of January 3, 2002 as amended, hereby advises the CVM, the BM&FBovespa and the market as follows:

Cemig D is at all times considering the advisability and timeliness of funding transactions that would be in accordance with its financial policy.

At present, however, none of its corporate bodies has made any decision on the terms of any funding transaction, nor on retaining any banks as managers for structure of any issue.

Whenever any internal approval process is concluded, Cemig D will act in accordance with the CVM regulations in relation to disclosure to the market.”

Belo Horizonte, October 8, 2015

Fabiano Maia Pereira

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

6. SUMMARY OF PRINCIPAL DECISIONS OF THE 647TH MEETING OF THE BOARD OF DIRECTORS HELD ON OCTOBER 9, 2015

COMPANHIA ENERGÉTICA DE MINAS GERAIS—CEMIG

CEMIG

LISTED COMPANY CNPJ 06.981.180/0001-16 – NIRE 31300020568

BOARD OF DIRECTORS

Meeting of October 9, 2015

SUMMARY OF PRINCIPAL DECISIONS

At its 647th meeting, held on October 9, 2015, the Board of Directors of Cemig (Companhia Energética de Minas Gerais) decided the following:

1.	Change to the Executive Board: Mr. Fernando Henrique Schüffner Neto to stand down, and election of Mr. César Vaz de Melo Fernandes, as Chief Business Development Officer, to serve the rest of the present period of office, that is to say until the first meeting of the Board of Directors after the Annual General Meeting of 2018.

2.	Signature of an amendment to Exploration Consortium Contracts SF-T-104 and SF-T-114.

3.	Signature of partnership agreements relating to the AI6% program.

4.	Contract for group life insurance.

5.	Signature of an amendment to the transmission concession contract between the federal government and Transleste.

6.	Signature of an amendment to the transmission concession contract between the federal government and Transudeste.

7.	Signature of an amendment to the transmission concession contract between the federal government and Transirapé.

8.	Orientation of vote in a meeting of the Board of Directors of Taesa.

9.	Increase in the share capital of Aliança Geração de Energia S.A. / Orientation of vote in a meeting of the Board of Directors of Cemig GT.

10.	The PDVP Programmed Voluntary Retirement Plan.

11.	Provision of surety guarantee for a loan of Cemig GT, and authorization to exceed the covenant stated in the bylaws.

12.	Constitution of a special-purpose company by Cemig GT and Itaocara Energia Ltda. / Orientation of vote.

13.	Specific Collective Agreement on Profit Sharing.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

7. MARKET NOTICE DATED OCTOBER 22, 2015: NOTICE OF REDUCTION OF HOLDING BELOW 5%

COMPANHIA ENERGÉTICA DE MINAS GERAIS—CEMIG

CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MARKET NOTICE

Notice of reduction of holding below 5%

Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, in accordance Article 12 of CVM Instruction 358 of January 3, 2002, as amended, hereby informs the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (BM&F Bovespa S.A.) and the market in general, as follows:

On today’s date Cemig received a communication from the stockholder MGI – MINAS GERAIS PARTICIPAÇÕES S.A., with the following content:

“	MGI – MINAS GERAIS PARTICIPAÇÕES S.A. (‘MGI’), a corporation registered for listing in Category B with the CVM, with head office in Belo Horizonte, Minas Gerais, at Rodovia Prefeito Américo Gianetti 4143, Prédio Gerais, 6th floor, hereby advises you as follows in the terms provided for by Article 12, Head Paragraph and Paragraph 4, of CVM Instruction 358 of January 3, 2002, as amended (‘CVM Instruction 358’):

On October 21, 2015 MGI reduced its holding in the share capital of Companhia Energética de Minas Gerais – Cemig from 9.38% of the preferred shares to 1.20% of the preferred shares, thus reducing its stockholding to below the level of a 5% (five per cent) holding in the total stock of the company, and now holding 0.80% of the total stock, as follows:

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Period: September 2015 – October 2015
Name of party acquiring or disposing of an interest: Party disposing (through loan contract): MGI – MINAS GERAIS PARTICIPAÇÕES S.A.,

Description:

MGI – MINAS GERAIS PARTICIPAÇÕES S.A., a corporation registered for listing in Category B with the CVM, with head office in Belo Horizonte, Minas Gerais, at Rodovia Prefeito Américo Gianetti 4143, Prédio Gerais, 6th floor.

CNPJ/CPF: 19.296.342/0001-29
Date of transaction: On August 2015 a contract was signed entitled “Private Instrument Of Loan Of Preferred Shares Nº CSBRA20150700070”, between MGI and the borrower of the shares. To date the total number of shares loaned is 68,552,845.
Issuer: Companhia Energética de Minas Gerais – CEMIG
Type of transaction: Loan of shares issued by Cemig
Type of security: Preferred shares
Number of shares loaned: 68,552,845.
Number of shares by type and class: 68,552,845.
Broker used: Credit Suisse (Brasil) S.A. Corretora de Títulos e Valores Mobiliários
Purpose of the holding: Financial transactions (flexible options on the shares)

If applicable, statement by the acquiring party that its purchases did not have the purpose of altering the composition of the control, nor the administrative structure, of the company:

The objective of the loan of shares is merely for making of financial transactions, and not any alteration in the composition of the stockholding control, nor the administrative structure, of the Company.

Quantity of other securities directly or indirectly held: Other than preferred shares, MGI does not directly or indirectly hold any other security issued by Cemig.

Indication of any agreement or contract governing the exercise of the right to vote or purchase or sale of securities issued by the Company:

The Loan Contract governs the exercise of the right to vote as between MGI and the borrower of the shares in the event that the preferred shares issued by Cemig acquire the right to vote during the period in which the Loan Contract is in force.

Other material information: - ”

Belo Horizonte, October 22, 2015.

Fabiano Maia Pereira

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

8. MARKET NOTICE DATED NOVEMBER 9, 2015: CEMIG RECOGNIZED AMONG LATIN AMERICAN LEADERS ON CLIMATE CHANGE

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MARKET NOTICE

Cemig recognized among Latin American leaders on climate change

In accordance with CVM Instruction 358 of January 3, 2002, as amended, Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, hereby informs the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (BM&F Bovespa S.A.) and the market in general, as follows:

For the fourth consecutive year, Cemig has been selected by the Carbon Disclosure Project (CDP) in Latin America as one of the ten best Brazilian companies in climate change practices. Selection and scoring reflected assessment of answers given to the CDP questionnaire for detail and quality in relation to criteria such as risks and opportunities, commitment to mitigation, and initiatives to reduce greenhouse gas emissions.

Cemig’s high score – 99 out of 100 points – in this annual assessment is a clear demonstration, to the Brazilian and international capital markets and the general public, of its commitment and stance in relation to climate change.

Cemig was also first-placed by CDP in Latin America in use of an internal carbon price. The Company’s experience will be transformed into a case study. This is a pioneer initiative which selected initiatives on three themes –Water resources management, Use of an internal carbon price, and Management of natural capital – among the 23 companies placed highest in the survey. These experiences were evaluated by an Adjudication Committee of members of CDP’s Technical and Consultative committee, with representatives of investors, specialists, industry associations, corporate organizations and academics.

The CDP

The Carbon Disclosure Project is an NGO based in London which has the world’s largest data base of corporate information on climate change. It currently has 767 signatories, which together manage US$87 trillion in financial assets worldwide.

For more information on Cemig’s activities in relation to climate change, please see the Sustainability link on the Company’s website.

Belo Horizonte, November 9, 2015

Fabiano Maia Pereira

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

9. EARNINGS RELEASE – 3Q 2015 RESULTS

PUBLICATION OF RESULTS

CEMIG REPORTS NET INCOME OF

R$ 167 MILLION

in 3Q 2015

Highlights

¡     3Q15 Cash flow, as measured by Ebitda: R$ 647 million

¡     3Q15 Net revenue: R$ 4.8 billion.

Indicators (GWh)	3Q15	3Q14	Change %
Electricity sold, GWh (excluding CCEE)	13,356	15,466	(13.65)

Indicators – R$ ‘000	3Q15	3Q14	Change %
Sales on the CCEE (Trading Chamber)	173,791	10,789	1,510.82
Net debt	11,194,511	11,610,323	(3.58)
Gross revenue	7,947,161	5,176,089	53.54
Net revenue	4,783,876	3,797,147	25.99
Ebitda (IFRS)	647,198	509,580	27.01
Net Income in the quarter	166,954	29,056	474.59
Income per share	0.13	0.02	550.00
Ebitda margin	13.53%	13.42%	0.11 p.p.

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Conference call

Publication of 3Q15 results

Video webcast and conference call

November 16, 2015 (Monday), at 11 a.m. Brasília time

This transmission on Cemig’s results will have simultaneous translation into English and can be seen in real time by Video Webcast, at http://ri.cemig.com.br or heard by conference call on:

+ 55 (11) 2188-0155 (1st option) or

+ 55 (11) 2188-0155 (2nd option)

Password: CEMIG

Playback of Video Webcast: Site: http://ri.cemig.com.br Click on the banner and download. Available for 90 days	Conference call – Playback: Tel: +55 (11) 2188-0400 Password: CEMIG Português Available from Nov 16 to Nov. 30, 2015

Cemig Investor Relations

http://ri.cemig.com.br.

ri@cemig.com.br

Tel.:(+55-31) 3506-5024

Fax:(+55-31) 3506-5025

Cemig’s Executive Investor Relations Team

¡	Chief Finance and Investor Relations Officer

Fabiano Maia Pereira

¡	General Manager, Investor Relations

Antônio Carlos Vélez Braga

¡	Manager, Investor Market

Robson Laranjo

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Disclaimer

Certain statements and estimates in this material may represent expectations about future events or results, which are subject to risks and uncertainties that may be known or unknown. There is no guarantee that the events or results will take place as referred to in these expectations.

These expectations are based on the present assumptions and analyses from the point of view of our management, in accordance with their experience and other factors such as the macroeconomic environment, market conditions in the electricity sector, and expected future results, many of which are not under Cemig’s control.

Important factors that could lead to significant differences between actual results and the projections about future events or results include Cemig’s business strategy, Brazilian and international economic conditions, technology, Cemig’s financial strategy, changes in the electricity sector, hydrological conditions, conditions in the financial and energy markets, uncertainty on our results from future operations, plans and objectives, and other factors. Due to these and other factors, Cemig’s results may differ significantly from those indicated in or implied by such statements.

The information and opinions herein should not be understood as a recommendation to potential investors, and no investment decision should be based on the veracity, currentness or completeness of this information or these opinions. None of Cemig’s professionals nor any of their related parties or representatives shall have any liability for any losses that may result from use of the content of this material.

To evaluate the risks and uncertainties as they relate to Cemig, and to obtain additional information about factors that could originate different results from those estimated by Cemig, please consult the section on Risk Factors included in the Reference Form filed with the Brazilian Securities Commission – CVM – and in the 20-F form filed with the U.S. Securities and Exchange Commission – SEC.

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Cemig stock price performance

Security	Ticker	Currency	Close of September 30, 2015	Close of June 30, 2015	Change in the period %
Cemig PN	CMIG4	R$	6.99	11.86	-41.06%
Cemig ON	CMIG3	R$	6.87	11.90	-42.27%
ADR PN	CIG	US$	1.78	3.81	-53.28%
ADR ON	CIG.C	US$	1.75	3.82	-54.19%
Ibovespa	Ibovespa	—	45,059	53,080	-15.11%
IEEX	IEEX	—	25,775	30,253	-14.80%

Source: Economática.

Trading volume in Cemig’s preferred shares (CMIG4) totaled R$ 8.62 billion in the first nine months of 2015, a daily average of R$ 46.35 million. At this level, Cemig continues to be one of the most liquid companies in the Brazilian electricity sector, and one of the most traded in the Brazilian capital markets.

On the New York Stock Exchange the volume traded in ADRs for Cemig’s preferred shares (CIG) in the first nine months of 2015 was US$ 2.66 billion: we see this as reflecting recognition by the investor market of Cemig as a global investment option.

The São Paulo stock exchange (Bovespa) index – the Ibovespa – was down 15.11% in the third quarter, closing the quarter at 45,059 points. The negative result directly reflects the adverse economic phase that the country is undergoing.

Cemig’s shares underperformed the Brazilian stock market’s principal index. Over the third quarter, our common stock (Cemig ON) was down 42.27%, and our preferred stock was down 41.06%. As with the Bovespa index, this result reflects Brazil’s current phase of economic stress, and also the effect of the recent court judgments on the Jaguara and São Simão hydroelectric plants.

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Cemig’s long-term ratings

These tables show credit risk ratings and outlook for Cemig’s companies as provided by the principal rating agencies:

Brazilian Scale:

Agency	Cemig		Cemig D		Cemig GT
	Rating	Outlook	Rating	Outlook	Rating	Outlook
Fitch	AA–(bra)	Negative	AA–(bra)	Negative	AA–(bra)	Negative
S&P	BrAA	Negative	BrAA	Negative	BrAA	Negative
Moody’s	Aa2.br	Negative	Aa2.br	Negative	Aa2.br	Negative

Global Scale:

Agency	Cemig		Cemig D		Cemig GT
	Rating	Outlook	Rating	Outlook	Rating	Outlook
S&P	BB+	Negative	BB+	Negative	BB+	Negative
Moody’s	Ba1	Negative	Ba1	Negative	Ba1	Negative

Note:	Fitch gives only Brazilian – not global – ratings.

On September 9, 2015 S&P reduced its long-term Brazilian ratings for Cemig and its wholly-owned subsidiaries Cemig D and Cemig GT, and for their debenture issues, from brAA+ to brAA.

Adoption of IFRS

The results presented below are prepared in accordance with the new Brazilian accounting rules, which embody a process of harmonization between Brazilian accounting rules and IFRS (International Financial Reporting Standards).

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INCOME AND LOSS ACCOUNTS

Consolidated – R$ ‘000	3Q15	3Q14	Change %
REVENUE	4,783,876	3,797,147	25.99
OPERATIONAL COSTS
Electricity purchased for resale	(2,534,554)	(1,783,923)	42.08
Charges for use of national grid	(274,972)	(201,945)	36.16
Personnel and managers	(318,057)	(299,013)	6.37
Employees’ and managers’ Income shares	(62,158)	(56,875)	9.29
Post-retirement liabilities	(57,609)	(52,979)	8.74
Materials	(21,560)	(17,771)	21.32
Raw materials and inputs for production of electricity	(6,532)	(77,709)	(91.59)
Outsourced services	(204,826)	(221,074)	(7.35)
Depreciation and amortization	(200,123)	(202,964)	(1.40)
Operational provisions	(151,424)	(100,800)	50.22
Gas bought for resale	(265,694)	—	—
Infrastructure construction cost	(279,701)	(232,870)	20.11
Others	(118,547)	(140,534)	(15.65)

TOTAL COST	(288,119)	(408,690)	32.68
Equity gain (loss) in subsidiaries	164,044	(102,074)	—
Fair value gain (loss) on stockholding transaction	(5,088)	—	—
Operational Income before Financial revenue (expenses) and taxes	447,075	306,616	45.81
Financial revenues	315,204	131,891	138.99
Financial expenses	(595,957)	(341,420)	74.55
Pretax Income	166,322	97,087	71.31
Current and deferred income tax and Social Contribution tax	632	(68,031)	—

NET INCOME FOR THE PERIOD	166,954	29,056	474.59

Interest of the controlling stockholders	166,863	29,056	474.28
Interest of non-controlling stockholder	91	—	—

Cemig’s consolidated electricity market

The Cemig Group sells electricity through its distribution company, Cemig Distribuição (‘Cemig Distribution’ or ‘Cemig D’), its generation and transmission company Cemig Geração e Transmissão (‘Cemig Generation and Transmission’, or ‘Cemig GT’), and wholly-owned subsidiaries: Horizontes Energia, Termelétrica Ipatinga, Sá Carvalho, Termelétrica de Barreiro, Cemig PCH and Rosal Energia.

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The total for sales in Cemig’s consolidated electricity market comprises sales to:

(I)	Captive consumers in Cemig’s concession area in the State of Minas Gerais;

(II)	Free Consumers in both the State of Minas Gerais and other States of Brazil, in the Free Market (Ambiente de Contratação Livre, or ACL);

(III)	Other agents of the electricity sector – traders, generators and independent power producers, also in the ACL;

(IV)	Distributors, in the Regulated Market (Ambiente de Contratação Regulada, or ACR); and

(V)	The electricity trading chamber (Câmara de Comercialização de Energia Elétrica, or CCEE), eliminating transactions between companies of the Cemig Group).

This chart shows the breakdown of sales to final consumers of the Cemig Group in the quarter, by consumer category:

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Total consumption of electricity (GWh)

The volume of electricity sold to final consumers of Cemig in 3Q15 was 8.94% lower than in 3Q14.

Consolidated	MWh		Change, %	Average price, 3Q15 R$	Average price, 3Q14 R$
	3Q15	3Q14
Residential	2,363,902	2,430,126	(2.73)	806.64	533.33
Industrial	5,695,265	6,689,014	(14.86)	264.79	193.81
Commercial, Services and Others	1,482,339	1,478,982	0.23	677.50	453.98
Rural	928,036	947,761	(2.08)	442.70	268.92
Public authorities	209,647	208,582	0.51	677.37	449.39
Public lighting	333,947	323,305	3.29	446.91	289.50
Public service	301,214	348,829	(13.65)	491.71	290.28

Subtotal	11,314,350	12,426,599	(8.94)	465.72	306.39

Own consumption	8,808	8,611	2.29	—	—
Wholesale supply to agents in Free and Regulated Markets ( * )	2,032,579	3,031,021	(32.94)	218.48	157.99

Total	13,355,737	15,466,231	(13.65)	422.35	280.82

(*)	Includes Regulated Market Electricity Sale Contracts (CCEARs) and ‘bilateral contracts’ with other agents.

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The electricity market of Cemig D

Electricity billed to captive clients and electricity transported for Free Clients and distributors with access to Cemig D’s networks totaled 10,274 GWh in 3Q15, 6.46% less than in 3Q14.

The lower level of consumption reflects the adverse political and economic conditions of the country and, possibly, the higher consumer electricity bills due to rate increases and application of the ‘Flag’ extra tariff bands in 2015.

In September 2015 Cemig billed 8,057,498 consumers, or 0.6% more consumers than in September 2014. Of this total, 426 are Free Consumers using the distribution network of Cemig D.

Comments on the various consumer categories:

Residential

Residential consumption was 17.70% of the total volume of electricity transacted by Cemig, and totaled 2,364 GWh, or 2.73% less than in 3Q14.

Industrial

Electricity used by captive industrial clients was 8.51% lower in total volume than in 3Q14, and the total of electricity transported for Free Clients was 12.06% lower.

The main Brazilian and international macroeconomic factors potentially affecting consumption by the industrial sector are:

¡	In Brazil: Retraction of domestic demand, accumulation of inventories, idle industrial capacity, loss of competitiveness, reduction of the number of employees and/or reduction of the use of labor (forced vacations, shorter work shifts), lower business confidence; and low level of both public and private investment.

¡	International: Lower exports due to lower external demand.

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The electricity market of Cemig GT

Cemig GT’s market comprises sales of power as follows:

(I)	in the Free Market (Ambiente de Contratação Livre or ACL) to Free Clients, either located in Minas Gerais or in other States;

(II)	to other agents in the electricity sector – traders, generators and independent power producers (in the Free Market);

(III)	to electricity distributors (in the Regulated Market); and

(IV)	Sales in the CCEE (Electricity Trading Chamber).

Total supply billed by Cemig GT in 3Q15 was 8,784 GWh, or 2.22% less than in 3Q14.

Free Clients consumed 4,645 GWh in 3Q15, or 15.80% less than in 3Q14, reflecting:

¡	termination of contracts with clients at the end of 2014 that were not renewed with Cemig GT; and

¡	reduction of consumption by clients due to weak demand in the Brazilian economy, with lower domestic demand for goods and services, also affected by the speed of recovery of the international market.

Trading of electricity to other agents in the electricity sector in the Free Market in 3Q15 totaled 1,154 GWh; and the total sold in the Regulated Market was 852 GWh.

Physical totals of transport and distribution – MWh

R$ ’000	MWh		Change %
	3Q15	3Q14
Total energy carried	11,994,627	12,532,207	(4.29)
Electricity transported for distributors	94,820	90,353	4.94
Electricity transported for free clients	3,799,314	4,171,313	(8.92)
Own load
Consumption by captive market	6,470,646	6,685,595	(3.22)
Losses in distribution network	1,629,847	1,584,946	2.83

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QUALITY INDICATORS – SAIDI AND SAIFI

Cemig is continuously taking action to improve operational management, organization of the logistics of its emergency services, and its permanent regime of preventive inspection and maintenance of substations, lines and distribution networks. It also invests in training of its staff for improved qualifications, state-of-the-art technologies, and standardization of work processes, aiming to uphold the quality of electricity supply, and as a result maintain the satisfaction of clients and consumers.

The charts below show Cemig’s indicators for duration and frequency of outages – SAIDI (System Average Interruption Duration Index, in hours), and SAIFI (System Average Interruption Frequency Index, in number of outages), since January 2014. These results reflect the investments made by the company in preventive maintenance, such as cleaning of power line pathways, tree pruning, replacement of cross-arms, maintenance of structures, replacement of poles, transformers and cables, and other work such as network shielding, and overhaul and interconnection of circuits. Another important initiative is the change of the technological level, with systematic investment in automation of the electricity system, which will enable automatic remote re-establishment of supply after outages.

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Consolidated operational revenue

Revenue from supply of electricity:

Total revenue from supply of electricity to final consumers in 3Q15 was R$ 5,641 million, an increase of 29.88% from 3Q14 (R$ 4,343 million).

Final consumers

Total revenue from electricity sold to final consumers, excluding Cemig’s own consumption, in 3Q15 was R$ 5,285 million, or 38.18% more than the figure for 3Q14, of R$ 3,825 million.

The main factors affecting revenue in 3Q15 were:

¡	The Extraordinary Tariff Adjustment (RTE) for Cemig Distribution, which resulted in an average impact on consumers’ tariffs of 28.76%, applicable from March 2, 2015.

¡	The annual tariff adjustment, with average effects on the rates for captive consumers of Cemig D, of 7.07%, applicable from April 8, 2015.

¡	Introduction, in 2015, of the mechanism of ‘flag’ tariff bands, specifying the following extra charge per 100 kWh consumed: (i) As from January 2015, R$ 1.50 per 100kWh for the Yellow Flag tariff, and R$ 3.00 for the Red Flag tariff; (ii) as from March 2015, R$ 2.50 per 100kWh for the Yellow Flag tariff and R$ 5.50 for the Red Flag tariff; and finally (iii) from September 2015, R$ 2.50 for the Yellow Flag tariff and R$ 4.50 for the Red Flag tariff. The Red Flag rates were in effect for the whole of January through September 2015.

¡	Volume of electricity sold in the quarter was 13.65% lower than in 3Q14.

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	R$		Change %	Average price, 3Q15 R$	Average price, 3Q14 R$	Change %
	3Q15	3Q14
Residential	1,906,812	1,296,048	47.13	806.64	533.33	51.25
Industrial	1,508,064	1,296,417	16.33	264.79	193.81	36.62
Commercial, Services and Others	1,004,288	671,435	49.57	677.50	453.98	49.23
Rural	410,839	254,873	61.19	442.70	268.92	64.62
Public authorities	142,009	93,735	51.50	677.37	449.39	50.73
Public lighting	149,245	93,597	59.45	446.91	289.50	54.37
Public service	148,111	101,257	46.27	491.71	290.28	69.39

Subtotal	5,269,368	3,807,362	38.40	465.72	306.39	52.00
Supply not yet invoiced, net	15,602	17,387	(10.27)	—	—	—
Wholesale supply to other concession holders (*)	444,084	478,858	(7.26)	466.74	307.57	51.75
Wholesale supply not yet invoiced, net	(88,244)	39,630	—	—	—	—

Total	5,640,810	4,343,237	29.88	422.35	280.82	50.40

(*)	Includes Regulated Market Electricity Sale Contracts (CCEARs) and ‘bilateral contracts’ with other agents.

Revenue from Use of Distribution Systems (the TUSD charge)

The revenue of Cemig D (Distribution) from the TUSD in 3Q15 was R$ 446mn, which was 106.70% higher than in 3Q14 (R$ 216mn). This reflects the impact of the tariff adjustments in 2015 – an increase of 96.21% for Free Consumers. The 2015 increases were mainly due to passing through of the CDE (Energy Development Account) amounts to the tariffs paid by consumers. The effect of the increase in tariffs was offset by the effect of lower activity in the industrial sector – which consumed 12.06% less electricity, year-on-year, in the period.

Revenue from transactions in the Eletricity Trading Chamber (CCEE)

Revenue from transactions in electricity on the CCEE was R$ 174mn in 3Q15, compared to R$ 11mn in 3Q14 – i.e. more than 15 times its value in 3Q14. Although the average spot price (PLD –Preço de Liquidação de Diferenças) was R$ 204.07/MWh in 2015, compared to R$ 676.45/MWh in 2014, on the other hand the Company had more supply available for sale in the CCEE in 2015, offsetting the effect of lower average sale prices, and (ii) won a Court injunction annulling the negative impact of the Generation Scaling Factor (GSF) in 2015.

On July 27, 2015 the courts awarded Cemig GT a provisional remedy ordering the Brazilian regulator, ANEEL, to suspend application to the plaintiff of the effect of the

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MRE system for sharing hydrological risk of the system’s hydroelectric plants, whenever the aggregate total of generation output from the participants in this aggregate of plants is lower than their aggregate physical offtake guarantee – until a final hearing of the action against which there is no further appeal.

Since September 15, 2015, the power supplied by the São Simão Hydroelectric Plant has been recognized by the quota system, under an agreed Annual Generation Revenue (RAG) for temporary provision of the service, as per ANEEL Homologating Resolution 1968/2015.

CVA and Other financial components in tariff adjustment

Due to the alteration in the concession contracts of the distributors, Cemig started to recognize balances of non-controllable costs to be passed through to Cemig D’s next tariff adjustment, representing an operational revenue of R$ 544 million in 3Q15.

Revenue from supply of gas

In 3Q15 the Company reports revenue from supply of gas totalling R$ 415mn. This is the result of consolidation of the results of Gasmig, since October 2014.

Taxes and charges applied to Revenue

The sector charges that are effectively deductions from reported revenue totaled R$ 3,163 million in 3Q15, or 129.40% more than their total of R$ 1,379 million in 3Q14. This principally results from the increase in the charges under the Energy Development Account (CDE), and the Tariff Flag charges.

The other deductions from revenue are taxes, calculated as a percentage of amounts invoiced. Thus their variations are, substantially, proportional to the changes in revenue.

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Operational costs and expenses

Operational costs and expenses, excluding Financial revenue (expenses), totaled R$ 4,496 million in 3Q15, or 32.68% more than in 3Q14 (R$ 3,388 million).

The following paragraphs comment on the main variations:

Electricity purchased for resale

The expense on electricity bought for resale in 3Q15 was R$ 2,535 million, or 42.08% more than in 3Q14 (R$ 1,784 million). Over the course of 2015, this cost has been more than 50% of the Company’s total costs. The main factors in the higher figure are:

Cemig D:

¡	Expense on electricity acquired in auctions 4.68% higher, at R$ 1,002 million, in 3Q15, compared to R$ 957 million in 3Q14 – arising mainly from availability contracts, due to the expenditure on fuel for generation by the thermal plants.

¡	expense on electricity from Itaipu Binacional 131.67% higher. This amount is indexed to the US dollar, and was R$ 483mn in 3Q15, compared to R$ 208mn in 3Q14. This reflects both an increase in the tariff – which was US$ 26.05/kW-month in 2014, and rose to US$ 38.07/kW-month as from January 2015, and

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also the appreciation of the dollar against the Real in 3Q15, compared to 3Q14. The average US$ dollar exchange rate used in invoices from Itaipu in 3Q15 was R$ 3.68/US$, or 58.62% higher than in 3Q14 (R$ 2.32/US$).

Cemig GT:

The expense on electricity bought for resale in 3Q15 was R$ 748 million, or 46.29% more than in 3Q14 (R$ 511 million). This mainly reflected volume of energy purchased in 2015 49.08% higher (at 3,987 GWh), than in 2014 (2,674 GWh).

Operational provisions

Operational Provisions represented an expense of R$ 151mn in 3Q15, compared to R$ 101mn in 3Q14 – an increase of 50.22%. This change mainly arises from a provision of R$ 72mn made in September 2015 for losses relating to the put options for the equity interests in Parati and SAAG.

a)	Put options for Units in FIP Melbourne

Option Contracts for sale of Units (‘the Put Options’) were signed between Cemig GT and the pension plan entities that participate in the investment structure of SAAG, which those entities may exercise in the 84th month from June 2014. The exercise price of the Put Options will correspond to the amount invested by each pension plan company in the Investment Structure, updated pro rata temporis by the IPCA inflation index (Índice National de Preços ao Consumidor Amplo, published by the Brazilian Geography and Statistics Institute – IBGE), plus 7% per year, less such dividends and Interest on Equity as have been paid by SAAG to the pension plan entities.

To decide the method to be used for measuring the fair value of that option, since Madeira Energia is an unlisted company, the Company adopted the discounted cash flow method to measure the fair value of the options. The fair value of this option has been calculated on the basis of the estimated exercise price on the day of exercise of the option, less the fair value of the shares that are the subject of the put option, also estimated for the date of exercise, brought to present value at the interim reporting date, at the effective rate of 8% p.a. (discounting inflation effects). Based on the studies made, the amount of R$ 81mn is recorded in Cemig GT relating to the best estimate of the loss on these options.

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b)	FIP Redentor

Cemig has granted to Fundo de Participações Redentor, which is a stockholder of Parati, an option to sell the totality of the shares which that fund holds in Parati, exercisable in May 2016. The price of the option is calculated using the sum of the value of the injections of capital by the fund into Parati, plus the running expenses of the fund, less any Interest on Equity, and dividends, distributed by Parati. The exercise price is subject to monetary updating by the CDI (Interbank CD) Rate plus financial remuneration at 0.9% per year.

For the purposes of determination of the method to be used in measuring the fair value of this option, the Company observed the daily trading volume of the shares of Light, and also the fact that such option, if exercised by the Fund, will require the sale to the Company, in a single transaction, of shares in Light in a quantity higher than the daily exchange trading averages. Thus, the Company has adopted the discounted cash flow method for measurement of the fair values of the options. The fair value of this option has been calculated on the basis of the estimated exercise price on the day of exercise of the option, less the fair value of the shares that are the subject of the put option, also estimated for the date of exercise, brought to present value at the interim reporting date, at the effective rate of 7.5% p.a. (discounting inflation effects).

Based on the studies made, the amount of R$ 346mn is posted in the Company, relating to the best estimate of loss on that option. The exercise date for the put option is May 30, 2016.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
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Gas bought for resale

The expense on gas purchased for resale in 3Q15 was R$ 266mn. The results of Gasmig have been consolidated into those of Cemig since October 2014, after Cemig acquired the 40% interest in Gasmig held by Petrobras.

Raw materials and inputs for production of electricity

The expense on Raw materials and inputs for production of electricity in 3Q15 was R$ 7 million, compared to an expense of R$ 78 million in 3Q14. This reflects the temporary stoppage of the Igarapé thermal plant in 2015, due to the need for maintenance and installation of new equipment.

Financial revenue (expenses)

Cemig reports net financial expenses of R$ 281mn in 3Q15, compared to net financial expenses of R$ 210mn in 3Q14. The main factors are:

¡	Higher gain from updating of the Remuneration Base of Assets (BRR): This item was a gain of R$ 89mn in 3Q15, compared to a reversal of R$ 30mn in 3Q14. The difference arises from the higher variation in the indexor of the BRR – the IGP-M inflation index, which was a positive 1.92% in 3Q15, compared to negative 0.68% in 3Q14.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

¡	Higher interest costs on loans and financings: R$ 377mn in 3Q15 – this was 45.89% higher than in 3Q14 (R$ 258mn), mainly reflecting higher debt indexed to the CDI in 2015, and also higher variation resulting from the CDI (3.43% in 2015, compared to 2.72% in 2014).

¡	Monetary updating on loans and financings 882.50% higher, at R$ 53 million in 3Q15, compared to R$ 5 million in 3Q14. This is mainly the result of higher variation in the IPCA inflation index in the period (1.39% in 3Q15, compared to 0.83% in 3Q14).

Ebitda

Cemig’s consolidated Ebitda in 3Q15 was 27.01% higher than in 3Q14. This was mainly due to net revenue 25.99% higher, partly offset by operational costs and expenses (excluding depreciation and amortization) 34.85% higher. Ebitda margin was 13.53% in 3Q15, compared to 13.42% in 3Q14.

Ebitda – R$ ‘000	3Q15	3Q14	Change, %
Income (loss) for the period	166,954	29,056	474.59
+ Income tax and Social Contribution tax	(632)	68,031	(100.93)
+ Net financial revenue (expenses)	280,753	209,529	33,99
+ Depreciation and amortization	200,123	202,964	(1.40)

= EBITDA	647,198	509,580	27.01

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
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DEBT

Cemig’s consolidated total debt at September 30, 2015 was R$ 13,852 million, 2.54% higher than at December 31, 2014.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
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DEBT of CEMIG GT (R$ mn)

7,037
6,337
-9.94%
12/31/2014
09/30/2015

DEBT of CEMIG D (R$ mn)

6,048
7,096
17.33%
12/31/2014
09/30/2015

Debt - with IFRS 10 R$ mn

13,509
-3%
13,056
12/31/2014
09/30/2015

Debt - without IFRS 10 R$ mn

21,495
-2%
20,218
12/31/2014
09/30/2015

Net Debt - with IFRS 10 (R$ mn)

11.610
-4%
11.130
12/31/2014
09/30/2015

Debt - without IFRS 10 R$ mn

18.047
-2%
17.739
12/31/2014
09/30/2015

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
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Default

In 2015, to achieve economic and financial equilibrium for the companies of the sector, and synchronization between tariffs and the real variable costs of electricity, Aneel (i) implemented the system of ‘Tariff Flags’, as from January, (ii) made an Extraordinary Tariff Increase, together with an increase in the Tariff Flag rates, in March; and (iii) in April granted the routine Annual Tariff Adjustment specified in distributors’ concession contracts. These measures had an impact on electricity tariffs, involving as it did a pass-through of costs to final consumers.

In this context of an exceptional increase in electricity tariffs, the Company has seen an increase in amounts invoiced that are not paid by final consumers, and this has resulted in growth in the stock of debt to levels higher than the average of recent months.

Since January, when the ‘Tariff Flag’ system was started, and with the ordinary and extraordinary tariff increases, Cemig saw an increase in rates of default; but as from June this year default has remained stable at an average level of 3.43%. The average collection rate was maintained at 95%, which compares to 96% in 2014.

The Company uses various tools of communication and collection to prevent increase in default. These include telephone contact, sending of e-mails, use of texting, and letters. If the client does not pay, a communication is sent raising the possibility of the client being included on the ‘blacklists’ of payment defaulters held by the Credit Protection Service (Serviço de Proteção ao Crédito) run by Serasa, and by the Store Managers’ Association (Câmara de Dirigentes Lojistas, or CDL), and giving the client five days after receipt of the correspondence to regularize the situation and avoid that inclusion. If the default continues, the Company has available to it the option of cutting off supply. Aneel Resolution 414 allows cut-off of supply after 15 days from receipt of a notice to the defaulting consumer made through the electricity bill itself.

Historically, the majority of clients pay their bills on dates close to the due date, to avoid being in default with Cemig, and to avoid claims for collection, and the related cut-off of supply.

Collection ratio (Total collected / Total billed in last 12 months):	95%
Default:	3.43%

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
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THE CEMIG GROUP’S PORTFOLIO OF GENERATION ASSETS

Cemig—generation portfolio, in MW*
Stage	Hydro plants	Small Hydro Plants	Wind farms	Solar power	Thermal plants	Total
In operation	7,169	257	158	31	144	7,759
Under construction / contracted	1,725	29	658	45	—	2,457

Total	8,894	286	816	76	184	10,216

*The	amounts refer only to direct or indirect equity interests held by Cemig on September 30, 2015

3Q15 HIGHLIGHTS:

Renova

Cemig has an equity interest of 32.51% in Renova (directly held interest of 27.36%, and indirectly-held interest of 5.15%).

On September 18, 2015 Renova completed signature of contracts for the first phase of a transaction with TerraForm Global, Inc. (‘TerraForm Global’), announced on May 7, 2015, which comprises the following transactions:

(i)	Sale of the assets of the Bahia Project: 5 wind farms with 99.2 MW of installed capacity; and

(ii) Exchange of shares in the subsidiaries of Renova that control the Salvador Project: 9 wind farms with 195.2 MW. Following this transaction Renova holds 11.37% of TerraForm Global, which has a generation portfolio of 1.33 GW.

On August 28, 2015 the consortium formed by Renova, SunEdison Brasil Energia Ltda. and Sune Solar B.V. placed contracted supply of 15.0 MW average – corresponding to 59.7 MW of installed solar power capacity – in the 2015 Reserve Energy (LER) Auction for solar supply. Renova holds a 50% interest in the consortium, thus Cemig will indirectly hold an interest of 16.26% in this operation.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
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Santo Antônio Hydroelectric Plant

On September 26, 2015, Rotor No. 34 of the Santo Antônio Hydro Plant started operation. Generation at the original physical offtake guarantee level of 2,218 MW average was reached in September 2014.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
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FINANCIAL STATEMENTS SEPARATED BY COMPANY AND BY OPERATIONAL SEGMENT

FINANCIAL STATEMENTS SEPARATED BY COMPANY: SEPTEMBER 30, 2015
R$ ‘000	Holding company	Cemig GT	Cemig D	Gasmig	Cemig Telecom	Sá Carvalho	Rosal	Other subsidiaries	Eliminations / transfers	Total, subsidiaries	Taesa	Light	Madeira	Aliança Generation	Other jointly- controlled subsidiaries	Eliminations / transfers	Subsidiaries and jointly- controlled subsidiaries
ASSETS	15,966,559	13,763,540	16,029,906	1,919,953	334,248	174,616	171,251	275,524	(10,050,947)	38,584,650	4,767,496	4,903,310	2,432,079	1,038,594	4,617,762	(7,784,182)	48,559,709

Cash and cash equivalents	147,362	633,840	676,978	50,361	16,823	13,172	19,607	47,914	—	1,606,057	244,235	156,643	40,579	49,344	149,828	—	2,246,686
Accounts receivable	—	593,503	2,692,978	119,458	—	5,769	2,972	3,198	(17,123)	3,400,755	104,707	647,499	28,856	41,601	47,644	(13,118)	4,257,944
Securities – cash investments	210,617	577,778	182,046	40,294	143	15,929	28,250	61,184	—	1,116,241	2,349	—	—	—	43,053	—	1,161,643
Taxes	628,104	250,450	1,475,023	63,621	26,171	613	543	1,389	—	2,445,914	275,572	395,565	5,738	1,987	17,076	—	3,141,852
Other assets	655,039	471,666	1,628,411	320,867	22,460	3,923	870	33,604	(167,512)	2,969,328	156,874	971,711	160,736	8,495	505,243	(167,020)	4,605,367
Investments, PP&E, intangible and Financial assets of concession	14,325,437	11,236,303	9,374,470	1,325,352	268,651	135,210	119,009	128,235	(9,866,312)	27,046,355	3,983,759	2,731,892	2,196,170	937,167	3,854,918	(7,604,044)	33,146,217
LIABILITIES AND STOCKHOLDERS’ EQUITY	15,966,559	13,763,540	16,029,906	1,919,953	334,248	174,616	171,251	275,524	(10,050,947)	38,584,650	4,767,496	4,903,310	2,432,079	1,038,594	4,617,762	(7,784,182)	48,559,709

Suppliers and supplies	5,332	304,375	1,290,483	80,146	8,493	11,718	3,644	4,902	(21,386)	1,687,707	18,896	352,256	168,938	19,596	113,596	(101,096)	2,259,893
Loans, financings and debentures	—	6,337,155	7,096,369	378,257	40,548	—	—	3	—	13,852,332	2,013,876	2,534,871	1,425,394	—	1,321,118	—	21,147,591
Interest on Equity, and dividends	717,673	—	111,869	—	—	17,233	18,794	13,641	(161,537)	717,673	1	51,143	—	—	32,032	(83,176)	717,673
Post-retirement liabilities	149,452	607,415	1,995,008	—	—	—	—	—	—	2,751,875	—	10,444	—	—	—	—	2,762,319
Taxes	27,136	706,378	1,761,185	330,759	10,116	39,478	2,835	11,451	—	2,889,338	768,413	410,240	41,318	13,096	70,331	—	4,192,736
Other liabilities	768,191	332,454	1,024,429	186,251	62,433	935	766	9,156	(1,739)	2,382,876	118,625	330,129	136,772	137,091	1,560	69,595	3,176,648
STOCKHOLDERS’ EQUITY	14,298,775	5,475,763	2,750,563	944,540	212,658	105,252	145,212	236,371	(9,866,285)	14,302,849	1,847,685	1,214,227	659,657	868,811	3,079,125	(7,669,505)	14,302,849

Attributed to controlling stockholders	14,298,775	5,475,763	2,750,563	940,466	212,658	105,252	145,212	236,371	(9,866,285)	14,298,775	1,847,685	1,214,227	659,657	868,811	3,079,125	(7,669,505)	14,298,775
Interest of non-controlling stockholder	—	—	—	4,074	—	—	—	—	—	4,074	—	—	—	—	—	—	4,074
INCOME AND LOSS ACCOUNT
Net operational revenue	241	5,652,238	9,293,969	1,012,722	92,610	43,668	43,374	130,586	(243,773)	16,025,635	600,608	2,620,139	192,530	274,099	608,559	(172,582)	20,148,988
Operational costs and expenses	(258,667)	(3,118,308)	(8,998,464)	(872,983)	(74,751)	(31,911)	(15,773)	(42,175)	227,633	(13,185,399)	(85,774)	(2,402,277)	(183,127)	(183,002)	(361,253)	52,932	(16,347,900)

Electricity purchased for resale	—	(1,980,291)	(5,374,154)	—	—	(24,700)	(6,688)	(18,959)	136,557	(7,268,235)	—	(1,768,863)	(86,673)	(129,688)	(30,389)	113,562	(9,170,286)
Charges for use of national grid	—	(217,795)	(629,841)	—	—	—	(1,781)	(1,022)	82,824	(767,615)	—	—	(38,133)	(10,594)	(171,001)	44,132	(943,211)
Gas bought for resale	—	—	—	(789,616)	—	—	—	—	—	(789,616)	—	—	—	—	—	—	(789,616)
Construction cost	—	(88,732)	(690,632)	—	—	—	—	—	—	(779,364)	(11,812)	(229,816)	—	—	(3,187)	—	(1,024,179)
Personnel	(28,553)	(238,054)	(683,977)	(17,972)	(11,282)	(990)	(903)	(5,473)	—	(987,204)	(32,872)	(80,917)	(5,356)	(6,864)	(44,023)	—	(1,157,236)
Employee Income shares	(9,796)	(52,427)	(142,826)	—	(1,810)	(279)	(235)	(1)	—	(207,374)	(4,368)	—	—	(1,243)	(148)	—	(213,133)
Post-retirement liabilities	(9,589)	(37,916)	(125,322)	—	—	—	—	—	—	(172,827)	—	—	—	—	—	—	(172,827)
Materials	(192)	(94,515)	(37,504)	(1,305)	(70)	(295)	(264)	(245)	—	(134,390)	(13,810)	(3,896)	(1,250)	(521)	(1,634)	—	(155,501)
Outsourced services	(6,517)	(96,389)	(498,666)	(5,164)	(19,376)	(1,399)	(2,436)	(8,073)	20,241	(617,779)	(15,296)	(113,050)	(7,646)	(14,231)	(44,096)	880	(811,218)
Depreciation and amortization	(724)	(202,114)	(335,366)	(38,968)	(27,047)	(4,137)	(3,294)	(7,734)	(9,447)	(628,831)	(1,118)	(110,443)	(34,450)	(21,587)	(57,947)	(73,572)	(927,948)
Operational provisions	(189,876)	(56,073)	(177,780)	—	(699)	—	(1)	—	—	(424,429)	305	(50,035)	—	(505)	(798)	—	(475,462)
Other expenses, net	(13,420)	(54,002)	(302,396)	(19,958)	(14,467)	(111)	(171)	(668)	(2,542)	(407,735)	(6,803)	(45,257)	(9,619)	2,231	(8,030)	(32,070)	(507,283)
Operational Income before Equity gains (losses) and Financial revenue (expenses)	(258,426)	2,533,930	295,505	139,739	17,859	11,757	27,601	88,411	(16,140)	2,840,236	514,834	217,862	9,403	91,097	247,306	(119,650)	3,801,088
Equity gain (loss) in subsidiaries	2,384,597	(14,851)	—	—	(21,414)	—	—	1,343	(2,094,909)	254,766	714	6,266	—	—	23,004	(333,461)	(48,711)
Gain on stockholding reorganization	—	734,530	—	—	—	—	—	—	—	734,530	—	—	—	—	—	—	734,530
Financial revenue	15,326	106,362	679,437	18,096	3,181	2,196	3,196	12,265	—	840,059	261,849	357,146	10,512	2,632	21,519	—	1,493,717
Financial expenses	(26,626)	(724,860)	(852,435)	(36,873)	(4,347)	(134)	(68)	(500)	—	(1,645,843)	(440,004)	(529,887)	(83,337)	(5,836)	(94,806)	—	(2,799,713)

Income before income tax and Social Contribution tax	2,114,871	2,635,111	122,507	120,962	(4,721)	13,819	30,729	101,519	(2,111,049)	3,023,748	337,393	51,387	(63,422)	87,893	197,023	(453,111)	3,180,911
Income tax and Social Contribution tax	70,606	(783,668)	(57,257)	(35,588)	(5,478)	(4,670)	(2,630)	(19,218)	—	(837,903)	(76,607)	(16,025)	(227)	(9,127)	(55,177)	—	(995,066)

Income (loss) for the period	2,185,477	1,851,443	65,250	85,374	(10,199)	9,149	28,099	82,301	(2,111,049)	2,185,845	260,786	35,362	(63,649)	78,766	141,846	(453,111)	2,185,845

Interest of the controlling stockholders	2,185,477	1,851,443	65,250	85,006	(10,199)	9,149	28,099	82,301	(2,111,049)	2,185,477	260,786	35,362	(63,649)	78,766	141,846	(453,111)	2,185,477
Interest of non-controlling stockholder	—	—	—	368	—	—	—	—	—	368	—	—	—	—	—	—	368

	2,185,477	1,851,443	65,250	85,374	(10,199)	9,149	28,099	82,301	(2,111,049)	2,185,845	260,786	35,362	(63,649)	78,766	141,846	(453,111)	2,185,845

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

INFORMATION BY MARKET SEGMENT AT SEPTEMBER 30, 2015
R$ ‘000	ELECTRICITY			TELECOMS	GAS	OTHERS	Eliminations	TOTAL
	GENERATION	TRANSMISSION	DISTRIBUTION
ASSETS OF THE SEGMENT	12,797,754	3,911,400	17,595,854	334,249	2,395,250	1,718,474	(168,331)	38,584,650
ADDITIONS TO THE SEGMENT	959,217	88,732	690,632	32,926	33,923	—	—	1,805,430
INVESTMENTS IN JOINTLY-CONTROLLED SUBSIDIARIES	5,731,112	2,373,775	1,210,833	—	—	379,261	—	9,694,981
NET REVENUE	5,453,930	348,782	9,293,969	92,610	1,012,722	67,395	(243,773)	16,025,635
COSTS
Electricity purchased for resale	(2,030,610)	—	(5,374,154)	—	—	(28)	136,557	(7,268,235)
Charges for use of national grid	(220,383)	(214)	(629,842)	—	—	—	82,824	(767,615)
Gas bought for resale	—	—	—	—	(789,616)	—	—	(789,616)

Total Operational costs	(2,250,993)	(214)	(6,003,996)	—	(789,616)	(28)	219,381	(8,825,466)
OPERATIONAL COSTS AND EXPENSES
Personnel	(149,157)	(90,791)	(683,977)	(11,282)	(17,972)	(34,025)	—	(987,204)
Employees’ and managers’ Income shares	(44,431)	(8,510)	(142,826)	(1,810)	—	(9,797)	—	(207,374)
Post-retirement liabilities	(25,647)	(12,269)	(125,322)	—	—	(9,589)	—	(172,827)
Materials	(91,240)	(4,046)	(37,504)	(70)	(1,305)	(225)	—	(134,390)
Outsourced services	(83,535)	(23,307)	(498,666)	(19,376)	(5,164)	(7,972)	20,241	(617,779)
Depreciation and amortization	(217,277)	—	(335,366)	(27,047)	(38,968)	(10,173)	—	(628,831)
Operational provisions (reversals)	(55,070)	(1,004)	(177,780)	(699)	—	(189,876)	—	(424,429)
Construction costs	—	(88,732)	(690,632)	—	—	—	—	(779,364)
Other operational expenses, net	(42,389)	(12,314)	(302,396)	(14,467)	(19,958)	(20,362)	4,151	(407,735)

Total cost of operation	(708,746)	(240,973)	(2,994,469)	(74,751)	(83,367)	(282,019)	24,392	(4,359,933)
OPERATIONAL COSTS AND EXPENSES	(2,959,739)	(241,187)	(8,998,465)	(74,751)	(872,983)	(282,047)	243,773	(13,185,399)
OPERATIONAL INCOME BEFORE EQUITY GAIN (LOSS) IN SUBSIDIARIES AND FINANCIAL REVENUE (EXPENSES)	2,494,191	107,595	295,504	17,859	139,739	(214,652)	—	2,840,236
Equity gain (loss) in subsidiaries	(13,508)	277,058	11,596	(21,414)	—	1,034	—	254,766
Gain on stockholding reorganization	734,530	—	—	—	—	—	—	734,530
Financial revenues	99,150	19,055	679,436	3,181	18,096	21,141	—	840,059
Financial expenses	(719,246)	(6,207)	(852,434)	(4,347)	(36,873)	(26,736)	—	(1,645,843)

PRETAX INCOME	2,595,117	397,501	134,102	(4,721)	120,962	(219,213)	—	3,023,748
Income tax and Social Contribution tax	(751,167)	(49,277)	(57,257)	(5,478)	(35,588)	60,864	—	(837,903)

NET INCOME	1,843,950	348,224	76,845	(10,199)	85,374	(158,349)	—	2,185,845

Interest of the controlling stockholders	1,843,950	348,224	76,845	(10,199)	85,006	(158,349)	—	2,185,477
Interest of non-controlling stockholder	—	—	—	—	368	—	—	368

	1,843,950	348,224	76,845	(10,199)	85,374	(158,349)	—	2,185,845

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
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Generating plants

Plant	Type	Company	Cemig’s Interest	Installed Capacit (MW)	Assured Energy (average MW)	Installed Capacit (MW)*	Assured Energy (average MW)*	Year Concession or Authorization Expires
São Simão	Hydroelectric	CEMIG GT	100.0%	1,710.00	1,281.00	1,710.00	1,281.00	1/11/2015
Emborcação	Hydroelectric	CEMIG GT	100.0%	1,192.00	497.00	1,192.00	497.00	7/23/2025
Nova Ponte	Hydroelectric	CEMIG GT	100.0%	510.00	276.00	510.00	276.00	7/23/2025
Jaguara	Hydroelectric	CEMIG GT	100.0%	424.00	336.00	424.00	336.00	8/28/2013
Miranda	Hydroelectric	CEMIG GT	100.0%	408.00	202.00	408.00	202.00	12/23/2016
Irapé	Hydroelectric	CEMIG GT	100.0%	399.00	210.70	399.00	210.70	2/28/2035
Volta Grande	Hydroelectric	CEMIG GT	100.0%	380.00	229.00	380.00	229.00	2/23/2017
Igarapé	Thermal	CEMIG GT	100.0%	131.00	71.30	131.00	71.30	8/13/2024
Rio de Pedras	SHP	CEMIG GT	100.0%	9.28	2.15	9.28	2.15	9/19/2024
Poço Fundo	SHP	CEMIG GT	100.0%	9.16	5.79	9.16	5.79	8/19/2025
São Bernardo	SHP	CEMIG GT	100.0%	6.82	3.42	6.82	3.42	8/19/2025
Paraúna	SHP	CEMIG GT	100.0%	4.28	1.90	4.28	1.90	—
Pandeiros	SHP	CEMIG GT	100.0%	4.20	0.47	4.20	0.47	9/22/2021
Salto Morais	SHP	CEMIG GT	100.0%	2.39	0.74	2.39	0.74	7/1/2020
Sumidouro	SHP	CEMIG GT	100.0%	2.12	0.34	2.12	0.34	7/8/2015
Anil	SHP	CEMIG GT	100.0%	2.08	1.16	2.08	1.16	7/8/2015
Xicão	SHP	CEMIG GT	100.0%	1.81	0.61	1.81	0.61	8/19/2025
Luiz Dias	SHP	CEMIG GT	100.0%	1.62	0.61	1.62	0.61	8/19/2025
Poquim	SHP	CEMIG GT	100.0%	1.41	0.58	1.41	0.58	7/8/2015
Santa Marta	SHP	CEMIG GT	100.0%	1.00	0.58	1.00	0.58	7/8/2015
Pissarrão	SHP	CEMIG GT	100.0%	0.80	0.55	0.80	0.55	11/19/2004
Jacutinga	SHP	CEMIG GT	100.0%	0.72	0.47	0.72	0.47	—
Santa Luzia	SHP	CEMIG GT	100.0%	0.70	0.23	0.70	0.23	2/25/2026
Lages*	SHP	CEMIG GT	100.0%	0.68	0.54	0.68	0.54	6/24/2010
Bom Jesus do Galho	SHP	CEMIG GT	100.0%	0.36	0.13	0.36	0.13	—
Paracambi	SHP	CEMIG GT	49.0%	25.00	19.53	12.25	9.57	2/16/2031
Queimado	Hydroelectric	CEMIG GT	82.5%	105.00	58.00	86.63	47.85	1/2/2033
Pai Joaquim	SHP	CEMIG PCH S.A	100.0%	23.00	2.41	23.00	2.41	4/1/2032
Salto Voltão	SHP	Horizontes Energia S.A	100.0%	8.20	6.63	8.20	6.63	10/4/2030
Salto do Paraopeba	SHP	Horizontes Energia S.A	100.0%	2.46	—	2.46	—	10/4/2030
Salto do Passo Velho	SHP	Horizontes Energia S.A	100.0%	1.80	1.48	1.80	1.48	10/4/2030
Macha do Mineiro	SHP	Horizontes Energia S.A	100.0%	1.72	1.14	1.72	1.14	7/8/2025
Rosal	Hydroelectric	Rosal Energia S. A	100.0%	55.00	30.00	55.00	30.00	5/8/2032
Sá Carvalho	Hydroelectric	Sá Carvalho S.A	100.0%	78.00	58.00	78.00	58.00	12/1/2024
Barreiro	Thermal	Usina Termelétrica Barrei ro	100.0%	12.90	11.37	12.90	11.37	4/30/2023
Ipatinga	Thermal	UTE Ipatinga S.A	100.0%	40.00	40.00	40.00	40.00	12/13/2014
Aimorés	Hydroelectric	ALIANÇA	45.0%	330.00	172.00	148.50	77.40	12/20/2035
Amador Aguiar I (Capi	Hydroelectric	ALIANÇA	39.3%	240.00	155.00	94.36	60.94	8/29/2036
Amador Aguiar II (Cap	Hydroelectric	ALIANÇA	39.3%	210.00	131.00	82.56	51.50	8/29/2036
Funil	Hydroelectric	ALIANÇA	45.0%	180.00	89.00	81.00	40.05	12/20/2035
Igarapava	Hydroelectric	ALIANÇA	23.7%	210.00	136.00	49.75	32.22	12/30/2028
Porto Estrela	Hydroelectric	ALIANÇA	30.0%	112.00	55.80	33.60	16.74	7/10/2032
Candonga	Hydroelectric	ALIANÇA	22.5%	140.00	64.50	31.50	14.51	—
Baguari	Hydroelectric	BAGUARI ENERGIA	34.0%	140.00	80.20	47.60	27.27	8/15/2041
Volta do Rio	Wind Farm	Central Eólica Volta do Rio	49.0%	42.00	18.41	20.58	9.02	12/26/2031
Praias de Parajuru	Wind Farm	Central Eólica Praias de Parajuru	49.0%	28.80	8.39	14.11	4.11	9/24/2032
Praia do Morgado	Wind Farm	Central Eólica Praias de Morgado	49.0%	28.80	13.20	14.11	6.47	12/26/2031
Cachoeirão	PCH	Hidrelétrica Cachoeirão	49.0%	27.00	16.37	13.23	8.02	7/25/2030
Pipoca	PCH	Hidrelétrica Pipoca	49.0%	20.00	11.90	9.80	5.83	9/10/2031
Retiro Baixo	Hydroelectric	Retiro Baixo Energética S.A.	25.0%	82.00	38.50	20.46	9.61	8/25/2041
Santo Antônio	Hydroelectric	Santo Antônio Energia	17.7%	2,286.08	2,218.00	404.26	392.22	6/12/2046
	SHPs	Brasil PCH	30.4%	291.00	192.68	88.33	58.49	—
	SHPs	Lightger	16.6%	25.00	19.53	4.14	3.23	—
	Hydroelectric	Lightger	32.5%	855.14	637.00	277.71	206.87	—
	Wind Farm	Renova Energia	32.5%	579.70	217.81	188.57	70.85	—
	SHPs	Renova Energia	32.5%	41.80	24.40	13.60	7.94	—

* The installed capacit and the assured energy are already on cemig’s share

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Plants with concession contracts ending

For the hydroelectric generation plants listed in the table below, Concession Contract 007/97 terminated in July 2015. Under that concession contract, as from its termination the assets of each plant that had not been fully depreciated are to be returned to the concession-granting Power, and the company is to be indemnified for them as specified in the contract. Cemig transferred the accounting balances corresponding to these assets, including the Deemed Cost – totaling R$ 546 million – from Fixed assets to Financial assets on the date of termination of the concession in July 2015.

As specified in Aneel Normative Resolution 615/2014, the Valuation Opinions proposing the amounts of the indemnity of the assets are to be delivered to Aneel by December 31, 2015. The company is in the process of preparation of these Opinions. Based on the discussions and valuations currently in progress, management believes there is no indication that the amounts to be indemnified by the Grantor Power will be lower than those recognized in its interim financial statements at September 30, 2015

Generating plant	Concession expiry date	Installed capacity (MW)	Net balance of assets based on Historic Cost at September 30, 2015 R$ ’000	Net balance of assets based on Deemed Cost at September 30, 2015 R$ ’000
Três Marias Hydroelectric Plant	July 2015	396.00	71,690	413,446
Salto Grande Hydroelectric Plant	July 2015	102.00	10,835	39,379
Itutinga Hydroelectric Plant	July 2015	52.00	3,671	6,923
Camargos Hydroelectric Plant	July 2015	46.00	7,818	23,095
Piau Small Hydroelectric Plant	July 2015	18.01	1,531	9,005
Gafanhoto Small Hydroelectric Plant	July 2015	14.00	1,232	10,262
Peti Small Hydroelectric Plant	July 2015	9.40	1,346	7,871
Tronqueiras Small Hydroelectric Plant	July 2015	8.50	1,908	12,323
Joasal Small Hydroelectric Plant	July 2015	8.40	1,379	7,622
Martins Small Hydroelectric Plant	July 2015	7.70	2,132	4,041
Cajuru Small Hydroelectric Plant	July 2015	7.20	3,576	4,252
Paciência Small Hydroelectric Plant	July 2015	4.08	728	3,936
Marmelos Small Hydroelectric Plant	July 2015	4.00	606	4,255

		677.29	108,452	546,410

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RAP

Values of RAP (Permitted Annual Revenue)
Specified by Aneel Homologating Resolution N° 1313*
Company	RAP	Cemig% interest	In Cemig Consolidated result	Cemig GT
Cemig GT	234,340,198	100.0%	234,340,198	234,340,198
Cemig Itajuba	36,345,194	100.0%	36,345,194	36,345,194
Centroeste	15,420,427	51.0%	7,864,418
Transirapé	26,287,112	24.5%	6,440,342
Transleste	36,163,304	25.0%	9,040,826
Transudeste	22,414,358	24.0%	5,379,446
Taesa	43.36%
ETEO	155,851,060	43.4%	67,576,823
ETAU	38,433,513	22.8%	8,762,945
NOVATRANS	460,994,392	43.4%	199,886,586
TSN	449,086,299	43.4%	194,723,252
GTESA	8,238,429	43.4%	3,572,172
PATESA	18,930,852	43.4%	8,208,394
Munirah	32,335,023	43.4%	14,020,425
Brasnorte	22,865,011	16.8%	3,833,291
São Gotardo	4,594,930	43.4%	1,992,356
Abengoa
NTE	135,672,013	43.4%	58,827,214
STE	72,452,041	43.4%	31,415,113
ATEI	132,046,398	43.4%	57,255,152
ATEII	204,000,305	43.4%	88,454,275
ATEIII	102,659,854	43.4%	44,513,183
TBE
EATE	381,289,719	21.7%	82,634,235
STC	36,934,709	17.3%	6,403,873
Lumitrans	23,591,101	17.3%	4,090,187
ENTE	199,517,005	21.7%	43,245,595
ERTE	44,785,760	21.7%	9,706,942
ETEP	86,906,931	21.7%	18,835,509
ECTE	84,200,833	8.3%	6,970,657
EBTE	40,614,511	32.3%	13,118,164
ESDE	11,542,416	21.7%	2,501,610
ETSE	19,741,437	8.3%	1,634,316
Light	7,924,732	32.6%	2,581,878
Transchile**	21,396,000	49.0%	10,484,040

RAP: CEMIG TOTALS			1,284,658,610	270,685,392

*	Permitted Annua l Revenue in effect from July 1, 2015 to June 30, 2016
**	Tra ns mis s ion revenue of Chile-ba s ed Transchile is s et in US$, a nd a djus ted a nnua lly by Chilea n government Decree 163 (http://www.cne.cl/ima ges /s tories /norma tiva s /otros %20niveles /electricida d/DOC65_-_decreto163obra s urgentes .pdf).

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Appendices

Electricity losses – 2Q15

Control of electricity losses is one of Cemig D’s strategic objectives, and the Company has a structure dedicated to this: its Distribution Losses Measurement and Control Management Unit. Compliance with this objective is monitored monthly through the Total Distribution Losses Index (Índice de Perdas Totais da Distribuição, or IPTD): the result found on June 30, was 11.38%, for a regulatory target of 10.48% by the end of 2017. In the decision on the regulatory target, taken during the 3rd Tariff Review Cycle, the regulator, Aneel, made significant changes in the method of calculation of technical losses, imposing extremely challenging limits for Cemig D. Total losses are composed of technical losses plus non-technical losses. The indicators for measurement are the PPTD (Distribution Technical Losses Percentage), and the PPNT (Distribution Non-technical Losses Percentage). The forecast result for the PPTD on June 30, 2015 was 8.60%, for a regulatory target of 7.84%, and the projected result for the PPNT was 2.78%, for a regulatory target of 2.64%.

Aneel measures non-technical losses with reference to the low-voltage market. Taking this into account, the result for the PPNT in relation to the low voltage market as invoiced at June 30, 2015 was 7.14%, for a regulatory target of 7.63% (6.42% below the limit set by the Regulator).

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Number of employees

The number of direct employees of Cemig Holding, Cemig GT and Cemig D has been as follows:

Number of employees

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Cemig D Tables (R$ million)

CEMIG D Market
	(GWh)			GW
Quarter	Captive Consumers	TUSD ENERGY1	T.E.D2	TUSD PICK3
3Q13	6,486	5,017	11,503	29
4Q13	6,615	4,975	11,591	29
1Q14	6,744	4,464	11,208	29
2Q14	6,646	4,485	11,132	29
3Q14	6,686	4,298	10,984	27
4Q14	6,935	4,201	11,136	29
1Q15	6,780	4,034	10,814	30
2Q15	6,371	3,896	10,268	28
3Q15	6,471	3,803	10,274	29

1.	Ref ers to the quantity of electricity f or calculation of the regulatory charges charged to f ree consumer clients (“Portion A”)
2.	Total electricity distributed
3.	Sum of the demand on w hich the TUSD is invoiced, according to demand contracted (“Portion B”).

Operating Revenues	3Q15	3Q14 Reclassified	Change%
Sales to end consumers	4,316	2,919	48
TUSD	455	217	110
Transactions in the CCEE	50	—	—
CVA and Other financial components in tariff adjustment	544	—	—
Construction revenue	247	222	11
Others	321	250	28
Subtotal	5,933	3,608	64

Deductions	(2,744)	(1,013)	171

Net Revenues	3,189	2,595	23

Operating Expenses	3Q15	3Q14 Reclassified	Change%
Personnel/Administrators/Councillors	222	212	5
Employee Participation	41	39	6
Forluz – Post-Retirement Employee Benefits	42	38	9
Materials	15	13	20
Contracted Services	165	170	(3)
Purchased Energy	1,796	1,256	43
Depreciation and Amortization	111	108	3
Operating Provisions	84	66	28
Charges for Use of Basic Transmission Network	230	156	48
Cost from Operation	247	222	11
Other Expenses	82	83	(1)

Total	3,035	2,362	29

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Statement of Results	3Q15	3Q14 Reclassified	Change%
Net Revenue	3,189	2,595	23
Operating Expenses	3,035	2,362	29

EBIT	154	233	(34)

EBITDA	265	341	(22)

Financial Result	(57)	(116)	(51)
Provision for Income Taxes, Social Cont & Deferred Income Tax	(37)	(44)	(15)

Net Income	60	73	(18)

Cemig GT tables (R$ million)

Operating Revenues	3Q15	3Q14 Reclassified	Change%
Sales to end consumers	943	894	5
Supply	357	494	(28)
Transactions in the CCEE	121	2	5,321
Revenues from Trans. Network	80	82	(2)
Construction revenue	32	11	197
Transmission indemnity revenue	6	—	—
Others	5	3	36

Subtotal	1,544	1,487	4

Deductions	(313)	(341)	(8)
Net Revenues	1,231	1,147	7

Operating Expenses	3Q15	3Q14 Reclassified	Change%
Personnel/Administrators/Councillors	77	74	4
Employee Participation	15	13	13
Forluz – Post-Retirement Employee Benefits	13	12	5
Materials	5	5	13
Raw Materials and Supplies Energy Production	7	78	(92)
Contracted Services	32	42	(23)
Depreciation and Amortization	58	79	(26)
Operating Reserves	14	23	(39)
Charges for Use of Basic Transmission Network	74	69	7
Purchased Energy	748	511	46
Construction Cost	32	11	197
Other Expenses	23	43	(47)

Total	1,098	959	14

Statement of Results	3Q15	3Q14 Reclassified	Change%
Net Revenue	1,231	1,147	7
Operating Expenses	(1,098)	(959)	14

EBIT	133	188	(29)
Equity equivalence results	94	(319)	—
EBITDA	280	(53)	—

Financial Result	(201)	(118)	71
Provision for Income Taxes, Social Cont & Deferred Income Tax	46	(19)	—

Net Income	66	(268)	—

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Tables – Cemig Consolidated (R$ million)

Energy Sales (Consolidated)(GWh)	3Q15	3Q14	Change%
Residential	2,364	2,430	(3)
Industrial	5,695	6,689	(15)
Commercial	1,482	1,479	—
Rural	928	948	(2)
Others	845	881	(4)

Subtotal	11,314	12,427	(9)

Own Consumption	9	9	—
Supply	2,033	3,031	(33)

TOTAL	13,356	15,466	(14)

Energy Sales	3Q15	3Q14	Δ%
Residential	1,907	1,296	47
Industrial	1,508	1,296	16
Commercial	1,004	671	50
Rural	411	255	61
Others	439	289	52

Electricity sold to final consumers	5,269	3,807	38

Unbilled Supply, Net	(73)	57	—
Supply	444	479	(7)

TOTAL	5,641	4,343	30

Operating Revenues	3Q15	3Q14 Reclassified	Change%
Sales to end consumers	5,285	3,825	38
TUSD	446	216	107
Supply	356	518	(31)
Transactions in the CCEE	174	11	1,511
CVA and Other financial components in tariff adjustment	544	—	—
Revenues from Trans. Network	59	66	(11)
Construction revenue	280	233	20
Gas supply	415	—	—
Transmission Indemnity Revenue	6	—	—
Others	383	307	25

Subtotal	7,947	5,176	54

Deductions	(3,163)	(1,379)	129
Net Revenues	4,784	3,797	26

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Operating Expenses	3Q15	3Q14 Reclassified	Change%
Personnel/Administrators/Councillors	318	299	6
Employee Participation	62	57	9
Forluz – Post-Retirement Employee Benefits	58	53	9
Materials	22	18	21
Raw materials and inputs for production of electricity	78	37	107
Contracted Services	205	221	(7)
Purchased Energy	2,535	1,784	42
Depreciation and Amortization	200	203	(1)
Operating Provisions	151	101	50
Charges for Use of Basic Transmission Network	275	202	36
Gas bought for resale	262	—	—
Cost from Operation	280	233	20
Other Expenses	119	141	(16)

TOTAL	4,496	3,388	33

Financial Result Breakdown	3Q15	3Q14	Change%
Financial revenues	315	132	139
Revenue from cash investments	68	79	(14)
Arrears penalty payments on electricity bills	61	38	59
Exchange rate	31	—	—
Monetary updating	6	5	13
Monetary updating - CVA	64	—	—
Monetary updating of the Financial Asset of the Concession	89	—	—
Other	16	10	62

Financial expenses	(596)	(341)	75

Costs of loans and financings	(377)	(258)	46
Exchange rate	(91)	(8)	1,008
Monetary updating – loans and financings	(53)	(5)	882
Monetary updating – paid concessions	(2)	3	—
Charges and monetary updating on Post-employment obligations	(25)	(17)	47
Other	(48)	(55)	(14)

Financial revenue (expenses)	(281)	(210)	34

Statement of Results	3Q15	3Q14 Reclassified	Change%
Net Revenue	4,784	3,797	26
Operating Expenses	4,496	3,388	33

EBIT	288	409	(30)

Equity gain in subsidiaries	164	(102)	—
Gain on stockholding reorganization	(5)	—	—

EBITDA	647	511	27

Financial Result	(281)	(210)	34
Provision for Income Taxes, Social Cont & Deferred Income Tax	1	(68)	—

Net Income	167	29	475

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Cash Flow Statement	9M15	9M14	Change%
Cash at beginning of period	887	2,202	(60)
Cash generated by operations	2,389	3,249	(26)
Net profit	2,186	2,020	8
Current and deferred income tax and Social Contribution tax	838	1,003	(16)
Depreciation and amortization	629	587	7
Gain on the Aliança stockholding reorganization	(729)	—	—
Passthrough from CDE	(1,306)	—	—
Equity gain (loss) in subsidiaries	(260)	(34)	667
Other adjustments	1,032	(327)	—
Financing activities	(341)	(779)	(56)
Financings obtained and capital increase	4,092	3,129	31
Interest on Equity, and dividends	(129)	(2,820)	(95)
Payments of loans and financings	(4,304)	(1,088)	296
Investment activity	(1,328)	(3,345)	(60)
Securities - Financial Investment	(105)	21	—
Acquisition of ownership interest and future capital commitments	(453)	(2,730)	(83)
Fixed and Intangible assets	(770)	(637)	21

Cash at end of period	1,606	1,326	21

Total Cash	2,722

BALANCE SHEETS (CONSOLIDATED) - ASSETS	09/30/2015	12/31/2014
CURRENT	8,300	6,554

Cash and cash equivalents	1,606	887
Securities	1,045	994
Consumers and traders	3,052	2,142
Concession holders – Transport of electricity	184	248
Financial assets of the concession	737	848
Tax offsetable	250	214
Income tax and Social Contribution tax recoverable	388	295
Dividends receivable	59	73
Linked funds	—	1
Inventories	42	40
Passthrough from CDE (Energy Development Account)	167	345
Other credits	771	468

NON-CURRENT	30,284	28,446

Securities	72	17
Consumers and traders	61	203
Receivables Investment Fund	76	6
Tax offsetable	366	387
Income tax and Social Contribution tax recoverable	181	207
Deferred income tax and Social Contribution tax	1,261	1,246
Escrow deposits in legal actions	1,562	1,535
Other credits	616	408
Financial assets of the concession	9,360	7,475
Investments	9,695	8,040
PP&E	3,950	5,544
Intangible assets	3,085	3,379

TOTAL ASSETS	38,585	35,000

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

BALANCE SHEETS LIABILITIES AND SHAREHOLDERS’ EQUITY	09/30/2015	12/31/2014
CURRENT	9,599	10,123

Suppliers	1,688	1,604
Regulatory charges	536	106
Profit shares	181	116
Taxes	673	555
Income tax and Social Contribution tax	29	43
Interest on Equity, and dividends, payable	718	1,643
Loans and financings	3,692	4,151
Debentures	870	1,140
Payroll and related charges	227	195
Post-retirement liabilities	163	153
Other obligations	346	—
Provisions for losses on investments	478	419

NON-CURRENT	14,683	13,592

Regulatory charges	206	252
Loans and financings	1,692	1,832
Debentures	7,598	6,386
Taxes	720	723
Income tax and Social Contribution tax	724	611
Provisions	820	755
Post-retirement liabilities	2,589	2,478
Provisions for losses on investments	81	195
Other obligations	251	359

STOCKHOLDERS’ EQUITY	14,299	11,281

Share capital	6,294	6,294
Capital reserves	1,925	1,925
Profit reserves	3,391	2,594
Adjustments to Stockholders’ equity	451	468
Retained earnings	2,237	—

NON- CONTROLLING STOCKHOLDER´S EQUITY	4	4

TOTAL LIABILITIES	38,585	35,000

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

10. 3Q 2015 RESULTS – PRESENTATION

CEMIG
A Melhor Energia do Brasil.
RESULTS
3rd Quarter
2015

CEMIG
Brazil’s Best Energy
Disclaimer
Certain statements and estimates in this material may represent expectations about future events or results, which are subject to risks and uncertainties that may be known or unknown. There is no guarantee that the events or results will take place as referred to in these expectations. These expectations are based on the present assumptions and analyses from the point of view of our management, in accordance with their experience and other factors such as the macroeconomic environment, and market conditions in the electricity sector; and on our expectations for future results, many of which are not under our control.
Important factors that could lead to significant differences between actual results and the projections about future events or results include our business strategy, Brazilian and international economic conditions, technology, our financial strategy, changes in the electricity sector, hydrological conditions, conditions in the financial and energy markets, uncertainty on our results from future operations, plans and objectives, and other factors. Because of these and other factors, our real results may differ significantly from those indicated in or implied by such statements.
The information and opinions herein should not be understood as a recommendation to potential investors, and no investment decision should be based on the veracity, currentness or completeness of this information or these opinions. None of our professionals nor any of their related parties or representatives shall have any liability for any losses that may result from the use of the content of this presentation.
To evaluate the risks and uncertainties as they relate to Cemig, and to obtain additional information about factors that could give rise to different results from those estimated by Cemig, please consult the section on Risk Factors included in the Reference Form filed with the Brazilian Securities Commission – CVM– and in the 20-F form filed with the U.S. Securities and Exchange Commission – SEC.
In this material financial amounts are in R$ million (R$ mn) unless otherwise stated.
Financial data reflect the adoption of IFRS.

CEMIG
Brazil’s Best Energy
Our results in 3Q15
Net revenue
Ebitda
Net profit
+26.0% +26.9% +475.9%
1673.797
4.784
510
647
29
3Q14 3Q15 3Q14 3Q15 3Q14 3Q15
Portfolio of businesses maintains stability of results.
Positive contributions to revenue from: (i) accounting of supply of gas; and (ii) CVA.
Equity loss on the Santo Antônio power plant was lower in 3Q15.

CEMIG
Brazil’s Best Energy
Highlights
Generation
Cemig filed action with Federal Supreme Court.
Auction of plants scheduled for November 25.
Distribution
Aneel set rules for renewal of distributors’ concessions.
Cemig
Recognition by the market endorses our leadership

CEMIG
Brazil’s Best Energy
Generation
On the Jaguara Hdydroelectric Plant, Cemig applied for provisional remedy (Action No. AC3980), with the Chairman of the Federal Supreme Court (STF):
After consideration by reporting Chief Justice Dias Toffoli, the Court published this Dispatch on October 21, 2015:
Dispatch:
“In view of the complexity and importance of the debate raised by this case, and the need to encourage voluntary settlement within the Judiciary:
Parties to state whether they have interest in holding of a conciliation hearing.”
Cemig intends to participate in the auction scheduled for November 25, 2015.

CEMIG
Brazil’s Best Energy
Distribution
Aneel recommended to the Mining and Energy Ministry that the electricity distribution concessions should be extended.
The new concession contracts require conditional efficiency levels from the distributors.
Quality of service.
Financial management sustainability
Our studies indicate that Cemig Distribution shouldn’t have trouble in meeting established conditions

CEMIG
Brazil’s Best Energy
Quality and transparency
Cemig won the 2015 Transparency Trophy
Awarded by Anefac, Fipecafi, Serasa and Experian
Category: Listed companies with net revenue over R$ 5bn
Quanto mais transparente, mais valiosa.
Finalist in the Aneel IASC Consumer Satisfaction Index for 2015
For Southeast Region
Category: Companies with over 400,000 consumers
Prêmio IASC 2015

Analyzing the 3Q15 results
CEMIG
A Melhor Energia do Brasil.

CEMIG
Brazil’s Best Energy
Consolidated net revenue
Changes in sales – by volume
4.784 +26% 3.797 4.784 -13.6%
3 -20 -36 -998 -66 -994 13.355
3Q14 3Q15
3Q14 Residential Industrial Commercial Rural Others Wholesale 3Q15
Main factors:
Annual Tariff Adjustments – Average effect: increase of 7.07% in tariffs
Extraordinary Tariff Adjustments – Average effect: increase of 28.76% in tariffs
‘Tariff flag’ mechanism created – ‘Red Flag’ tariff was in effect since January 2015.
R$ 959mn increase, due to: Supply of gas; CVA and Other financial components in tariff calculation.

CEMIG
Brazil’s Best Energy
Cemig D: Consumption of electricity - GWh
-32% 3Q14 3Q15 6.685 6470 -2.7% -8.5% -0.4% -2% -4.3% 3.2%
2.430 1.028 1.389 947 891 2.364 941 1.384 928 853 6.470 2% 4.3%
Residential Industrial Commercial Rural Other Totalsupply
9M14 9M15
-1.9% -2.3% 7.457 3.0324.446253626057.3132.8274.4392472257120.07619.622-6.8%
-0.2% -2.5% -1.3%
2.5362.6052.4722.571
Residential Industrial Commercial Rural Other Totalsupply
Until September 2015, the rates of collection and default suffered little change
Collection Rate: 95%
Default: 3.43%

CEMIG
Brazil’s Best Energy
Consolidated operational expenses
4 496 3.388
+32.7%
3Q14 3Q15
Manageable costs were up by less than inflation
Non-controllable costs: strong impact on expenses
Electricity and gas bought for resale are more than 62% of total expenses
Provisions for losses on investments
Parati: Total provision R$ 346mn, of which R$ 66 mn in 3Q15
SAAG: Total provision R$ 81mn, of which R$ 6 mn in 3Q15
Change in consolidated operational expenses in 3Q15
751 266 73 47 51 19 -3 19 -71 -16 5 5 5 47 -16 -22
Personnel
Profit shares
Post-employment
Materials
Inputs for production of electricity
Outsourced services
Electricity purchased for resale
Depreciation and amortization
Provisions
National Grid
Gas bought for resale
Construction cost
Other expenses

CEMIG
Brazil’s Best Energy
Consolidated Ebitda
5.435 6,834
2015 Guidance
4.458 82%
Up to Sep. 2015
Guidance
+26.9%
647
510
3Q14 3Q15
• Consolidated Ebitda in 9M15 = 82% of lower limit of guidance for full year.

CEMIG
Brazil’s Best Energy
Consolidated net profit
+475.9%
By operational segment
1.843 2.186 167 348 77 -82
Generation Transmission Distribution Other
2.020 +475.9% 2.020 +8.2%
Generation Transmission Distribution Other
To Sep. 2014 To Sep. 2015
Continuous effort by management to maximize profit
Focus on financial management and debt extension, is a fundamental part of Cemig’s strategy

CEMIG
Brazil’s Best Energy
Cemig, consolidated: debt profile
Maturities timetable – Average tenor: 2.9 years
Main indexors
Total net debt: R$ 11 billion
After Sep/15, Cemig made a debt rollover of R$789 million
2% 2% 29% 67%
4.281 2.349 1.551 1.998 792 945 760 1.174
CDI IPCA URTJ RGR/Others
2015 2016 2017 2018 2019 2020 2021 After 2021
Cost of debt – %
Leverage – %
13,88 13,38 12 51 12,51 11,74
1,80 1,80 1,75 1,80 1,67
Net debt
Ebitda
1,40 10,32 9,81 50,7 48,4 5,03 4,51 4,55 4,50 4,08 4,16
39,2 42,3 45,4 43,8
Net Debt
Stockholders’ equity + Net debt
2012 2013 2014 Mar-15 Jun-15 Sep-15
Real
Nominal
Jun-14 Sep-14 2014 Mar-15 Jun-15 Sep-15

CEMIG
Brazil’s Best Energy
Cemig GT – debt profile
Maturities timetable – Average tenor: 2.6 years
Main indexors
Total net debt: R$ 5 billion
After Sep/15, Cemig made a debt rollover of R$789 million
2% 18% 80%
1.824 1.018 150 304 291 328 1.324 328
CDI IPCA Others
2015 2016 2017 2018 2019 2020 2021 After 2021
Cost of debt – %
Leverage – %
13,42 13,63 12 57 12,57 12 11 12,11 11,14 10,76
Net debt
Ebitda
1,36 1,52 1,31 1,15 0,89 0,93
5,09 5,37 4,66 4,12 4,19 4,35 63,8 59,9 55,6 47,7 50,1 48,3
Net Debt
Stockholders’ equity + Net debt
2012 2013 2014 Mar-15 Jun-15 Sep-15
Real
Nominal
Jun-14 Sep-14 2014 mar/15 jun/15 Sep-15

CEMIG
Brazil’s Best Energy
Cemig D – Debt profile
Maturities timetable – Average tenor: 3.2 years
Main indexors
Total net debt: R$ 6 billion
3% 1% 40% 56%
CDI IPCA RGR Other
316 3.167 469 621 623 622 450 827
2015 2016 2017 2018 2019 2020 2021 After 2021
Cost of debt – %
Leverage – %
9,56 9,98 14,24 13,52 13,52 12,60 11,47
7,56 7,23 3,90 3,87 4,36 4,51
Net debt
Ebitda
5,19 4,40 4,79 4,20 4,29 4,68
67,2 69,0 69,4 69,0 70,3 69,4
Net Debt
Stockholders’ equity + Net debt
2012 2013 2014 Mar-15 Jun-15 Sep-15
Real
Nominal
Jun-14 Sep-14 2014 Mar-15 Jun-15 Sep-15

CEMIG
Brazil’s Best Energy
Capital allocation
Description
Planned
Realized
% Executed
2015
9M15
GENERATION 789,735 460,172 58%
Investment program 61,146 23,528 38%
Capital injections 728,589 436,644 60%
Aliança Norte 366,607 333,972 91%
Madeira Energia S.A. (Mesa) 229,300 - -
SPC: Amazônia Energia Participações S.A. (Belo Monte) 119,378 97,914 82%
Other 13,304 4,759 36%
TRANSMISSION 165,694 102,972 62%
Investment program 165,694 102,972 62%
Cemig D 1,283,923 862,119 67%
Investment program 1,283,923 862,119 67%
Cemig – holding company 36,129 12,069 33%
Investment program 2,873 1,738 60%
Capital injections 33,256 10,331 31%
CEMIG – Total investments 2,275,481 1,437,332 63%
In constant currency -June 2014 (R$ ‘000).

CEMIG
Brazil’s Best Energy
Cash flow
Cash flow statement 3Q15 3Q14 ?%
Cash at start of period 887 2,202 (60)
Cash from operations 2,389 3,249 (26)
Net profit for the period 2,186 2,020 8
Income tax and Social Contribution tax 838 1,003 (16)
Depreciation and amortization 629 587 7
Fair value gain (loss) on stockholding transaction (735) - -
CVA and Other financial components in tariff adjustment (1,306) - -
Equity gain (loss) in subsidiaries (255) (34) 652
Other adjustments 1,032 (327) (415)
Financing activities (341) (779) (56)
Loans, financings and debentures obtained 4,092 3,129 31
Payments of loans and financings (4,304) (1,088) 296
Interest on Equity and dividends (129) (2,820) (95)
Investment activity (1,328) (3,345) (60)
Cash investments (105) 21 (589)
Acquisition of interest in investees and injection of capital (453) (2,730) (83)
Fixed / Intangible and others (770) (637) 21
Cash at end of period 1,606 1,326 21
Total cash available* 2,722
* Total cash available = sum of Cash and cash equivalents plus Securities, short and long-term.

CEMIG’s Best Energy
Investor relations
Tel: +55 (31) 3506-5024
Fax: +55 (31) 3506-5025
ri@cemig.com.br
http://ri.cemig.com.br
Brazil